Exhibit 12.1

Earnings to Fixed Charges Ratio 2006-2010

AmeriGas Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(thousands of dollars)

	Year Ended September 30,
	2010	2009	2008	2007	2006
Earnings:
Income before income taxes	$170,759	$230,203	$161,978	$194,243	$92,883
Add: Interest expense	65,106	70,340	72,886	71,487	74,094
Amortization of capitalized interest	85	—	—	—	—
Estimated interest component of rental expense	18,171	18,092	18,608	18,781	17,695

	$254,121	$318,635	$253,472	$284,511	$184,672

Fixed Charges:
Interest expense	$65,106	$70,340	$72,886	$71,487	$74,094
Capitalized interest	852	744	—	—	—
Estimated interest component of rental expense	18,171	18,092	18,608	18,781	17,695

	$84,129	$89,177	$91,494	$90,268	$91,789

Ratio of earnings to fixed charges	3.02	3.57	2.77	3.15	2.01